EXHIBIT 1
AMERICAN SPECTRUM REALTY, INC.
FOR IMMEDIATE RELEASE
William J. Carden, Chairman, President and CEO
713-706-6200
AMERICAN SPECTRUM OPPOSES TENDER OFFER
Houston, TX, July 25, 2006 – American Spectrum Realty, Inc. (AMEX: AQQ), a real estate investment and management company, headquartered in Houston, Texas, announced today that it is recommending to its shareholders that they reject a tender offer from MacKenzie Patterson Fuller, LP and affiliates to purchase up to 10.41% of the total outstanding shares of American Spectrum Realty, Inc. for $20.50 per share. American Spectrum Realty, Inc. pointed out that the $20.50 being offered is below the current market price of the shares, which for the last 30 days ranges from $22.00 to $24.90 per share.
American Spectrum Realty, Inc. is a real estate investment and management company that owns 26 office, industrial, and retail properties aggregating approximately 2.1 million square feet in California, Texas, Arizona, South Carolina and the Midwest. Publicly traded on the American Stock Exchange since November 2001, American Spectrum Realty’s business plan focuses on expansion of office and industrial property investments in California, Texas and Arizona.